

August 25, 2022

Christer Rosén
Chief Executive Officer
Jupiter Neurosciences, Inc.
1001 North US HWY 1, Suite 504
Jupiter, FL 33477

> **Re: Jupiter Neurosciences, Inc.**
> **Amendment No. 12 to Registration Statement on Form S-1**
> **Filed on August 16, 2022**
> **File No. 333-260183**

Dear Mr. Rosén:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 12 to Registration Statement on Form S-1, Filed August 16, 2022

Prospectus Summary, page 6

1. Please clarify how the NIA's response of "Not Discussed" differs from a denial. For example, clarify if their response means that the merits of your grant application will be considered at a later time. In this regard we note your statement that you are waiting to get a consultation meeting scheduled with the NIA to find out if another application is needed.

2. We note your reference on page 6 to "recent publications regarding JOTROL in the Journal of Alzheimer's Disease and AAPS Open that intend to demonstrate the bioavailability profile and safety profile in a resveratrol product in China." Please revise to remove the implication that JOTROL is safe as this determination is solely within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies.

3.   Please revise, here and in the Use of Proceeds section, your list of specified uses to specifically state that you will be entering an agreement with respect to strategic services in Asia and that $4 million in proceeds will be allocated to paying consideration under that agreement. Please also revise to state the amount of proceeds that will be spent for the purposes listed in items (i) through (iv) on page 14.

Risk Factors
Risks Related to the Discovery, Development and Commercialization of Our Product Candidate
We are planning on entering into a Strategic Service Agreement with an Asian entity
immediately following the completion of the public offer, page 30

4.   Please revise to state the name of the Strategic Services Partner.

Description of Business
Recent Developments, page 119

5.   We note your discussion of a Research Agreement with the University of Miami on page 119. Please revise to state who owns the intellectual property generated from this research, the duration of the agreement and the termination provisions. File such agreement pursuant to Item 601(b)(10) of Regulation S-K to the extent material.

6.   We note your statement on page 119 that you plan on entering into a Strategic Service Agreement immediately following the completion of the public offering to advance the business objectives of the Company in Southeast Asia. Please revise to clarify here and on page 129 that the Strategic Service Agreement covers China and to state what happens if you do not receive gross proceeds from a qualified offering, IPO, private placement or other financing of no less than $15 million.

    You may contact Christie Wong at 202-551-3684 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Christine Westbrook at 202-551-5019 with any other questions.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Life Sciences

cc: Craig D. Linder, Esq.